August 31, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:       Larry Spirgel

Assistant Director

Re:          Mac-Gray Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 14, 2011

File No. 001-13495

Dear Mr. Spirgel:

As a follow up to a phone message to Anthony Kiernan, Vice President of Finance of Mac-Gray Corporation, left by a member of your staff regarding the granting of an extension of time to respond to the comment letter from the Staff of the Securities and Exchange Commission, dated August 22, 2011, relating to the above-referenced Annual Report on Form 10-K (the “Comment Letter”), the Company respectfully requests an additional 10 business days to file its complete response to the Staff’s comments.

Assuming the Staff grants the above request for an extension, the Company hereby confirms that it intends to submit its responses to the comments made in the Comment Letter no later than September 20, 2011.

If you should have any questions concerning this request, please contact the undersigned at (781) 487-7610.  Thank you for your assistance with this matter.

Very truly yours,

/s/ Michael J. Shea

Michael J. Shea
Executive Vice President, Chief Financial Officer and Treasurer